August 16, 2004


The Audit Committee of the Board of Directors
c/o Mr. Ronald Heinerman
Resolve Staffing, Inc
105 North Frankenberg Road
Tampa, Florida 33619

Dear Mr. Heinerman:

As of the date of this letter, Aidman, Piser & Company, P.A., hereby resigns as the registered public accountants of Resolve Staffing, Inc. We have taken this motion in response to (i) the incomplete filing on June 28, 2004 of a Quarterly report of Form 10-QSB that omitted review by the independent registered public accountant, which is required by item 310(b) of Regulation SB and (ii) the Company's failure to promptly remedy this omission by providing for the review or retracting the subject filing.

Please be advised that we view the omission of the required review as a matter that could materially impact the reliability of the financial and other information included in the Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2004, and that such matter rises to the level of a reportable event under Item (1) (D) (1) of Item 304 or Regulation 8K. Accordingly, you must report this event and our view in your required filing of
Item 4 of Form 8-K.

                                              Sincerely yours,
                                              Aidman, Piser & Company, P.A.


                                            By: /s/ William W. Loughead
                                               ---------------------------------
                                                William W. Loughead, C.P.A.